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                                March 2, 2023

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Amendment No. 2 to
Confidential Draft Registration Statement on Form F-4
                                                            Submitted February
15, 2023
                                                            CIK No. 0001942808

       Dear Ali Vezvaei:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Confidential Draft Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus
       TopCo, page 29

   1. We note from your disclosures financial statements of TopCo have not been included in the filing. We further
note the registrant will succeed to a business for which financial statements are included
in the Form F-4 and the transaction involves a shell company. In this regard, please
file the financial statements of Topco pursuant to Item 14(h) of Form F-
                                                        4, or tell us why it is
not required. To the extent, the registrant is a foreign private issuer, has not commenced
operations, and has been in existence for less than a year, only an audited balance sheet
that is no more than nine months old may be filed.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli Vezvaei
           B.V.
Comapany
March      NameNext.e.GO B.V.
       2, 2023
March2 2, 2023 Page 2
Page
FirstName LastName
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3 Transaction Accounting Adjustments
Earnings/(Loss) per Share, page 199

2. We note your revised disclosures in response to prior comment 8. Please address the following comments related to your pro forma EPS disclosures:
             The pro forma weighted average shares outstanding used in your pro forma net loss per share (basic) on page 196 do not appear to agree with those disclosed on page
              199. Revise to resolve the inconsistency.
             Revise to disclose reconciliations of the pro forma weighted average shares outstanding (basic) presented on page 196.
             The pro forma weighted average shares outstanding used in your pro forma net loss
              per share     basic and diluted on page 199 appears to include
dilutive shares such as
              warrants and earn-out shares. Please revise to exclude dilutive shares from your pro forma net loss per share (basic) calculation. Also, to the extent these shares were anti-
              dilutive for the periods presented, please exclude those shares from the pro forma net loss per shares (diluted) calculation and disclose them separately in your disclosure.
Customer Service, page 209

3. We note your response to prior comment 10, and the corresponding disclosure. If the written agreement with Bosch is material to your business, please file it as an exhibit to this registration statement.
Notes to Condensed Financial Statements of Athena Consumer Acquisition Corp.
Note 8. Fair Value Measurements, page F-90

4. Your disclosures appear to indicate that, pursuant to the Forward Purchase Agreement,
         Athena agreed to pay Vellar certain consideration for purchasing redeemed or to be redeemed shares from Athena Stockholders or from Athena, which approximate or exceed the amount paid by Vellar to purchase the shares under the agreement, while Vellar is not required to forfeit any of its purchased shares. Please tell us your basis for utilizing the
            Put Model Option    and related assumptions used to determine the
liability amount.
General

5. We note your response to prior comment 12. Please advise us as to where you filed the correspondence you noted.
6.       Please expand your response to prior comment 20 to clarify when the
20.9 million
         redeemed shares were presented for redemption relative to the meeting. We note that your proxy materials indicate that the deadline for shareholders to exercise their right to redeem was two business days prior to the meeting. Given this, it is unclear how, as indicated in your response, greater than 2 million shares had not been presented for redemption or, alternatively, had been submitted for redemption and reversed.
 Ali Vezvaei
Next.e.GO B.V.
March 2, 2023
Page 3

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameAli Vezvaei
                                                        Division of Corporation
Finance
Comapany NameNext.e.GO B.V.
                                                        Office of Manufacturing
March 2, 2023 Page 3
cc:       Clemens Rechberger
FirstName LastName